FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of April, 2005

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

April 4, 2005

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

NEWS RELEASE

MAX options Uranium Project at MacInnis Lake in Northwest Territories; Announces Private Placement of $400,000.

MAX Resource Corp. is pleased to announce that it has entered into an agreement (the “Option Agreement”) with Alberta Star Development Corp. (TSX-V:ASX; OTC BB: ASXSF) whereby MAX can earn an interest in the MacInnis Lake Uranium Project in the Northwest Territories, subject to acceptance for filing by the TSX Venture Exchange (the “Exchange”).

The MacInnis Lake Uranium Project

The MacInnis Lake uranium claim block is comprised of 15 mineral claims totaling 26,184.64 acres and is located in the Nonacho Basin 150 km northeast of Fort Smith, Northwest Territories and 275 km southeast of the city of Yellowknife, Northwest Territories.

The MacInnis Lake area is known to have widespread surface uranium mineralization, and contains 28 known high grade uranium showings that were discovered between 1954 and 1988.  Uranium exploration on the MacInnis Lake properties was commenced in 1954 with the discovery of large uranium outcrops and widespread surface uranium mineralization.  Exploration continued extensively until 1988`and the results have been reported by the Geological Survey of Canada.  Uranium exploration involved companies such as Cominco, Shell, PNC, and Uranerz.  The MacIinnis Lake uranium properties are located in the Nonacho Basin, a sandstone terrane of Proterozoic age that rests unconformably on Archean basement formations.  This setting is geologically analogous to the Athabasca Sandstone Basin of Northern Saskatchewan.

The MacInnis Lake uranium occurrences are characterized as an Unconformity Type Uranium system.  The MacInnis lake area is situated 280 km north of Saskatchewan’s Athabasca Uranium Basin, and is considered one of the Northwest Territories most prospective uranium bearing regions. Alberta Star has commenced plans to explore and expand uranium drill targets at MacInnis Lake, with preparations underway for a spring and summer exploration season consisting of regional mapping, trenching, reviewing archived drill data and completing a comprehensive regional airborne magnetic and radiometric survey.   Drill targeting will focus on expanding known uranium showings.

Mr. Clancy J. Wendt, P.Geo, who has over 34 years experience in the mining industry and is a Licensed Geologist in the State of Arizona (#18283), has acted as the qualified person as defined in National Instrument 43-101 for the purpose of the technical release of information contained herein relating to the MacInnis Lake Project.

The terms of the Option Agreement with Alberta Star call for payment by MAX of:

(i)

cash payments totaling $30,000 (being $15,000 upon acceptance of the Option Agreement by the Exchange and $15,000 one year from the date of acceptance);

(ii)

the issuance to Alberta Star of 200,000 shares of MAX upon acceptance of the Option Agreement; and

(iii)

work commitments totaling $2,000,000 over a five year period (being $750,000 in the first year; $250,000 in the second year; $250,000 in the third year; $250,000 in the fourth year and $500,000 in the fifth and final year).

The terms of the Option Agreement call for MAX to earn a 25% interest in the MacInnis Lake project upon making the payments in (i) and (ii) above together with the first $1,000,000 in work commitments.  MAX earns a further 25% interest when it completes the $2,000,000 in work commitments.

The MacInnis Lake property is subject to a 2% NSR royalty.  Upon full exercise of the Option, the parties agree to enter into a joint venture agreement.  Alberta Star will act as Operator on the MacInnis Lake project for the term of the Option Agreement.

The Option to earn an interest in the MacInnis Lake project will complement MAX’s current property holdings in the Northwest Territories, the Target 1 and 2 Claims, held jointly with Alberta Star.  The Target 1 (1,781.9 acres) and Target 2 (2,530.8 hectares) Claims are located immediately adjacent to Alberta Star’s Longtom Lake property in the NWT, where Fronteer Development Group (TSX:FRG), as operator, announced in September 2004 that it had intersected high-grade uranium mineralization.

Private Placement

To satisfy its initial obligations under the Option Agreement, MAX has agreed to a non-brokered private placement of 1,000,000 units at $0.40 per unit.  Each unit will consist of one common share and ½ of a non-transferable share purchase warrant.  Each full warrant will entitle the holder to purchase one additional common share of MAX for $0.50 per share for a two year period from closing.  A finders fee may be paid in accordance with Exchange policies on a portion of this private placement, which is subject to acceptance for filing by the Exchange.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Investor Relations:

Tangent Management

Tel: (604) 642-0115

Toll-free: 1-866-345-0115

info@maxresource.com

The contents of this news release have neither been approved nor disapproved by the TSX Venture Exchange.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

April 19, 2005

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

NEWS RELEASE

MAX acquires interest in Uranium Project at MacInnis Lake in Northwest Territories; Airborne Megatem survey to begin shortly

MAX Resource Corp. is pleased to announce that it has completed the previously announced acquisition from Alberta Star Development Corp. (TSX-V:ASX; OTC BB: ASXSF) of an interest in the MacInnis Lake Uranium Project in the Northwest Territories.

The terms of the Option Agreement with Alberta Star call for:

(iv)

cash payments totaling $30,000 (of which $15,000 has been paid and $15,000 is to be paid one year from the date of closing);

(v)

the issuance to Alberta Star of 200,000 shares of MAX upon acceptance of the Option Agreement; and

(vi)

work commitments totaling $2,000,000 over a five year period (being $750,000 in the first year; $250,000 in the second year; $250,000 in the third year; $250,000 in the fourth year and $500,000 in the fifth and final year).

MAX can earn a 25% interest in the MacInnis Lake project upon making the payments in (i) and (ii) above together with the first $1,000,000 in work commitments.  MAX can earn a further 25% interest when it completes the $2,000,000 in work commitments.

The MacInnis Lake property is subject to a 2% NSR royalty.  Upon full exercise of the Option, the parties agree to enter into a joint venture agreement.  Alberta Star will act as Operator on the MacInnis Lake project for the term of the Option Agreement.

“Megatem” Airborne Geophysical Survey scheduled for MacInnis Lake

MAX and Alberta Star are pleased to announce that they have retained FUGRO to conduct a deep penetrating airborne electromagnetic geophysical (“MEGATEM”) survey on the company’s MacInnis Lake uranium project. The airborne survey is expected to begin shortly, using a specially modified Dash-7 aircraft, and will cover a total of 951 line kilometers, which are being flown along east-west oriented lines with 200 meter spacings.   Jan Klein, M.Sc., P. Eng., P. Geo., Alberta Star’s consulting geophysicist, will review and compile all of the data generated from the geophysical survey.  The large scale and high transmitter power of the proprietary “Megatem” system allows for deep penetrating exploration in the search for unconformity type uranium deposits associated with  graphitic y conductors in the basement.  Results from the geophysical survey,  when combined with archived historical drill results, will assist the company in its drill targeting to expand known uranium showings on the project.  Summer exploration activities are to include follow up ground geophysics and diamond drilling, with permitting currently underway.

The MacInnis Lake Uranium Project

The MacInnis Lake uranium claim block is comprised of 15 mineral claims totaling 26,184.64 acres and is located in the Nonacho Basin 150 km northeast of Fort Smith, Northwest Territories and 275 km southeast of the city of Yellowknife, Northwest Territories.

The MacInnis lake Uranium project is considered as an unconformity or basement hosted deposit setting. Unconformity-related uranium deposits can be extremely high grade, can average 10% + , and form the setting for the vast majority of deposits in the Athabasca Basin in northern Saskatchewan, 280 kilometers south of MacInnis Lake.  The MacInnis Lake uranium claim block is known to have widespread surface uranium mineralization, and contains 28 high grade uranium showings that were drill discovered between 1954 and 1988.  All uranium exploration and drilling datasets have been archived and recorded by the Geological Survey of Canada.  Max’s management believes the MacInnis Lake area has the potential to host a world-class, economic uranium deposit, similar to those at Saskatchewan’s McArthur River and Cigar Lake.

The MacInnis Lake uranium project currently has over 100 historical uranium drill-hole results. These drill holes were successfully completed by Canadian Pipelines and Petroleum Ltd and Scurry-Rainbow Oil Ltd., between 1954 and 1988.  Significant areas where resources have been found on the project are:

▪

Dussault which intersected values of 0.84% U3O8 over 2 feet. This high grade zone is more than 150 metres along strike and 60 metres at depth. Uranium mineralization rakes to the Northeast at 40 degree. This showing has been drill tested to a depth of 50 metres.

▪

The Ace Uranium showing was drill tested with 57 drill holes totaling 6,096 metres. Uranium mineralization was drill tested to a depth of 150 metres.  A narrow, high grade uranium ore zone 50 metres in length and 6 metres wide was outlined on the property.

The world average grade from producing uranium mines is 0.15% U308. All historically archived drill data is available from the Northwest Territories Geoscience office of Research and Information. The company plans to have a National Instrument 43-101 compliant report prepared on the property by a qualified person in late April. The historical data predates National Instrument 43-101 standards and these estimates should not be relied upon.

Mr. Clancy J. Wendt, P.Geo, has acted as the qualified person as defined in National Instrument 43-101 for the purpose of the technical release of information contained herein relating to the MacInnis Lake Project.  Mr. Wendt has prior experience in uranium exploration with such notable uranium companies as Phillips Uranium, Teton Exploration and Cerro Corporation.  He has conducted all phases of uranium exploration, from conceptual targeting to drilling and evaluation, with extensive experience in the Wyoming, New Mexico, Utah and South Dakota uranium fields.

About MAX Resource Corp.

Max Resource Corp. is a Canadian mineral exploration company that identifies, acquires and finances advanced stage exploration projects in the Americas.   Max Resources is currently focused on the discovery of uranium and precious metals in the far North, with interests in properties in Alaska and the Northwest Territories.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Investor Relations:

Tangent Management

Tel: (604) 642-0115

Toll-free: 1-866-345-0115

info@maxresource.com

The contents of this news release have neither been approved nor disapproved by the TSX Venture Exchange.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

April 29, 2005

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

NEWS RELEASE

MAX completes private placement for gross proceeds of $454,000.

MAX Resource Corp. is pleased to announce that it has completed the previously announced non-brokered private placement for gross proceeds of $454,000.

Due to demand, the private placement was increased from 1,000,000 Units to 1,135,000 Units at $0.40 per Unit, with each Unit consisting of one common share and ½ of a non-transferable share purchase warrant.  Each full warrant will entitle the holder to purchase one additional common share of MAX for $0.50 per share for a two year period from closing.  The shares and any shares acquired on the exercise of warrants will be subject to a hold period expiring on August 26, 2005.

MAX has paid finders fees of $9,300 with respect to this placement.  In addition, MAX has issued 25,000 agents warrants to Research Capital Corp., with each warrant exercisable to purchase one share at a price of $0.40 per share for a period of two years from closing.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Investor Relations:

Tangent Management

Tel: (604) 642-0115

Toll-free: 1-866-345-0115

info@maxresource.com

The contents of this news release have neither been approved nor disapproved by the TSX Venture Exchange.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date  April 29, 2005

By:     /s/ Stuart Rogers

Stuart Rogers

Director